Dated: April 01, 2013

To:	The board of director

Sun Line Industrial Limited (新麗工業有限公司))

(the “Company”)

Unit 2101, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon

Dear Sirs,

Written Confirmation

We, the undersigned, Mr. Kin Sun SZE-TO and Mr. Ho Leung NING, are writing to confirm for the sake of good record that our respective employment contracts entered into with the Company (as amended on December 16, 2010) have been terminated by mutual consent on April 01, 2013 and on a no recourse basis, while Mr. Kin Sun SZE-TO continues to serve as a director of the Company on a no pay basis going forward.

For the avoidance of doubt, we hereby confirm that we have no claim whatsoever (now and in future) against the Company whether for compensation or damages for loss of office or otherwise or arising from the termination of our employment contracts with the Company or in respect of any cause, matter or thing and that there is no outstanding agreement or arrangement or understanding under which the Company has or could have any obligations vis-à-vis any of us.

/s/ Kin Sun SZE-TO	/s/Ho Leung NING